Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated June 2, 2025, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares. The making of the Offer in jurisdictions other than the U.S. may be restricted or prohibited by law. We are not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of that jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All the Outstanding Shares of Common Stock

of

Servotronics, Inc.

at

$47.00 Net Per Share

by

TDG Rise Merger Sub, Inc.

a Wholly Owned Subsidiary

of

TransDigm Inc.

a Wholly Owned Subsidiary

of

TransDigm Group Incorporated

TDG Rise Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of TransDigm Inc., a Delaware corporation (“TransDigm”) and a wholly owned subsidiary of TransDigm Group Incorporated, is making an offer to purchase (the “Offer”) all outstanding shares of common stock, par value $0.20 per share (the “Shares”), of Servotronics, Inc., a Delaware corporation (“Servotronics”), at a price of $47.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal. Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply.

THE OFFER WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MONDAY, JUNE 30, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED. PREVIOUSLY TENDERED SHARES MAY BE WITHDRAWN AT ANY TIME UNTIL THE OFFER HAS EXPIRED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 18, 2025, by and among TransDigm, Purchaser and Servotronics, as amended by Amendment No. 1, dated as of May 28, 2025 (as amended, the “Merger Agreement”). The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition (as described below). The Offer is not subject to any conditions related to financing or required regulatory approvals.

The term “Minimum Condition” is defined in the Offer to Purchase and generally requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the Expiration Date (as defined below), together with the Shares (if any) then owned by TransDigm and its subsidiaries (including Purchaser), represent at least a majority of the sum of the number of Shares then issued and outstanding and the number of Shares reserved for issuance pursuant to outstanding performance share units with respect to the Shares.

The Merger Agreement provides, among other things, that, subject to certain conditions including completion of the Offer, Purchaser will be merged with and into Servotronics (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote of Servotronics’ stockholders as soon as practicable after Purchaser accepts for purchase Shares in the Offer, with Servotronics continuing as the surviving corporation as a wholly owned subsidiary of TransDigm. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares irrevocably accepted as payment in the Offer, treasury stock of Servotronics to be cancelled or Shares held by Servotronics stockholders properly exercising their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive $47.00 in cash, without any interest and less any applicable withholding taxes.

Simultaneously with the execution and delivery of the Merger Agreement, TransDigm and Purchaser entered into a tender and support agreement (the “Support Agreement”) with certain key stockholders of Servotronics (consisting of all directors and certain executive officers of the Company and their affiliates) (together, the “Supporting Stockholders”), pursuant to which the Supporting Stockholders have agreed to tender all Shares beneficially owned by them in the Offer and otherwise support the transactions contemplated by the Merger Agreement. The Support Agreement terminates upon certain events, including any termination of the Merger Agreement in accordance with its terms. In such case, any shares tendered by the Supporting Stockholders would be returned. The Supporting Stockholders beneficially own an aggregate of approximately 20.25% of the issued and outstanding Shares.

The Board of Directors of Servotronics unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), (ii) determined that the terms of the Merger Agreement and the Offer and the Merger are fair to, advisable and in the best interests of, Servotronics and its stockholders, (iii) directed that the Merger be effected pursuant to Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following the Acceptance Time (as defined below) and (iv) recommended that Servotronics’ stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

Descriptions of the reasons for the Board of Directors of Servotronics’ recommendation and approval of the Offer are set forth in Servotronics’ Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to Servotronics stockholders in addition to the Offer materials (including the Offer to Purchase and the related Letter of Transmittal). Stockholders should carefully read the information set forth in the Schedule 14D-9.

For purposes of the Offer, Purchaser will be deemed to have accepted for purchase, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary (as defined in the Offer to Purchase) of Purchaser’s acceptance for purchase of those Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for purchase pursuant to the Offer will be made by deposit of the purchase price for those Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting those payments to tendering stockholders whose Shares have been accepted for purchase. Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates evidencing those Shares (“Share Certificates”) or a book-entry confirmation of a book-entry transfer of those Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will Purchaser pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making payment.

The Offer will expire at one minute after 11:59 p.m., New York City time, on Monday, June 30, 2025, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date and time at which the Offer, as so extended, expires (that date and time, including any such extensions, the “Expiration Date”).

Purchaser is not providing for guaranteed delivery procedures. Therefore, Servotronics stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Book-Entry Transfer Facility, which end earlier than the time of expiration on the Expiration Date. Normal business hours of the Book-Entry Transfer Facility are between 8:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday, other than holidays. Servotronics stockholders must tender their Shares in accordance with the procedures set forth in the Offer to Purchase and the related Letter of Transmittal prior to the Expiration Date. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

The Merger Agreement provides that so long as neither Servotronics nor TransDigm terminates the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) for one or more successive extension periods of up to 10 business days if at any scheduled Expiration Date any of the conditions to Purchaser’s obligation to accept for purchase and pay for the Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Conditions”) is not satisfied or, if permitted under the Merger Agreement, waived, but if at any scheduled Expiration Date the only Offer Condition not satisfied is the Minimum Condition, then Purchaser is not required to extend the Offer for more than two subsequent extension periods of 10 business days each, and no extension of the Offer may extend past November 18, 2025 without Servotronics’ consent (provided, that such outside date may be extended by either TransDigm or Servotronics for a period of up to three months if the only Offer Condition not satisfied is the condition described in paragraph (c)(i) of Annex I of the Merger Agreement related to legal restraints prohibiting consummation of the Offer), and (ii) for any period or periods required by any applicable law, rule, regulation, interpretation or position of the Securities Exchange Commission or its staff or of the NYSE American.

Any extension of the Offer will be followed as promptly as practicable by a public announcement thereof. That announcement will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw that stockholder’s Shares. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received prior to the Expiration Date by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of those Shares, if different from that of the person who tendered those Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those Share Certificates, the serial numbers shown on those Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless those Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

All questions as to validity, form, eligibility (including time of receipt) and acceptance for purchase of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors to determine the particular tax consequences to them of the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws). For a more complete description of material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Servotronics has provided Purchaser with Servotronics’ stockholder list, security position listings and other information for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other related documents, will be mailed to record holders of Shares whose names appear on Servotronics’ stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal, which will be provided to stockholders at Purchaser’s expense, may be directed to the Information Agent at the address, telephone number and email address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1212 Avenue of the Americas, 17th Floor

New York, New York 10036

Bankers and Brokers Call: (212) 297-0720

All Others Call Toll Free: (844) 203-3605

Email: info@okapipartners.com